Filed by Immunex Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

                                         Subject Company: Immunex Corporation
                                                Commission File No. 333-81832

The following is a letter to the editor of The Seattle Times issued by Immunex Corporation in connection with the acquisition of Immunex Corporation by Amgen Inc. pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Immunex Corporation on December 17, 2001, and is incorporated by reference into this filing.

March 14, 2002

Letters Editor
The Seattle Times
P.O. Box 70
Seattle, WA  98111
(via facsimile:  206-382-6760)

Dear Editor:

The purpose of this letter is to correct inaccuracies reported by The Seattle Times yesterday in articles pertaining to construction of Immunex
Corporation's research and technology center - the Helix Project -- in Seattle.

Here's the correct information:

o   Construction on the site has not halted - some construction is delayed.

o   Immunex has no plans to tear down buildings at the site.

o Construction is continuing on laboratory buildings as well as the central utility plant.

o Amgen did not make these decisions. Immunex executives - the people with the authority to change construction contracts - made these decisions.

o And the size of the local workforce, should the acquisition by Amgen be completed, has not yet been defined.

The facts are these:

o The Immunex Executive Committee made the prudent business decision to delay construction of buildings on the site devoted to corporate/administrative functions. Pending the acquisition of Immunex by Amgen, the scale of administrative support required at the research and technology center will be determined.

o Immunex has a clear and immediate need for laboratory facilities and we are advancing the Helix Project to meet that need.

o   Perhaps most important of all, the strategic intent of the Helix Project
    - to bring together scientists in state-of-the-art facilities to create the future of medicine - remains unchanged.

Sincerely,

  /s/ Valoree Dowell
------------------------------
Valoree Dowell
Vice President
Corporate Communications
Immunex Corporation






Forward Looking Statements
--------------------------
Note: Except for the historical information contained herein, this letter contains forward-looking statements that involve substantial risks and uncertainties. Among the factors that could cause actual results or timelines to differ materially are risks associated with research and clinical development, regulatory approvals, our supply capabilities and reliance on third-party manufacturers, product commercialization, competition, litigation and other risk factors listed from time to time in reports filed by Immunex with the SEC, including but not limited to risks described under the caption "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" within the most recently filed Immunex Form 10-K. The forward-looking statements contained in this letter represent judgments as of the date of this letter. Immunex undertakes no obligation to publicly update any forward-looking statements.

Where You can find Additional Information about the Acquisition
---------------------------------------------------------------
In connection with the proposed acquisition, Immunex and Amgen filed with the SEC on January 31, 2002 a joint proxy statement/prospectus that contains important information about the merger. Investors and security holders of Immunex and Amgen are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002 and any other relevant materials filed by Immunex or Amgen because they contain, or will contain, important information about Immunex, Amgen and the acquisition. The joint proxy statement/prospectus filed with the SEC on January 31, 2002, other relevant materials and any other documents filed, or to be filed, by Immunex or Amgen with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002 and any other relevant materials filed by Immunex or Amgen before making any voting or investment decision with respect to the Acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock, and information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the joint proxy statement/prospectus for Immunex's special meeting of stockholders in to be held in connection with the merger and Amgen's special meeting of stockholders to be held in connection with the merger, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy/statement prospectus regarding the acquisition.